Exhibit 99.1

GSX Announces Third Quarter 2020 Unaudited Financial Results

Beijing, November 20, 2020 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights1

•	Net revenues was RMB1,965.8 million, a 252.9% year-over-year increase.

•	Net revenues of online K-12 courses increased 282.7% year-over-year to RMB1,757.2 million.

•	Gross billings[2] was RMB2,086.2 million, a 137.1% year-over-year increase.

•	Gross billings of online K-12 courses increased 140.8% year-over-year to RMB1,793.5 million.

•	Paid course enrollments[3] increased 133.5% year-over-year to 1,256 thousand.

•	Paid course enrollments of online K-12 increased 140.5% year-over-year to 1,147 thousand.

•	Net loss was RMB932.5 million, compared with the net income of RMB1.9 million in the same period of 2019.

•	Non-GAAP net loss was RMB863.6 million, compared with the non-GAAP net income of RMB20.1 million in the same period of 2019.

•	Deferred revenue was RMB1,964.8 million, compared with RMB1,337.6 million as of December 31, 2019.

Third Quarter 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended September 30,
	2019	2020	Pct. Change
Net revenues[4]	556,994	1,965,809	252.9%

K-12 courses	459,105	1,757,180	282.7%
Foreign language, professional and interest	90,521	203,469	124.9%
Gross billings[5]	880,042	2,086,193	137.1%

K-12 courses	744,786	1,793,462	140.8%
Foreign language, professional and interest	124,402	292,554	135.2%
Paid course enrollments (In thousands)	538	1,256	133.5%

K-12 courses	477	1,147	140.5%
Foreign language, professional and interest	61	109	78.7%
Net income (loss)	1,902	(932,512)	NM
Non-GAAP net income (loss)	20,141	(863,583)	NM

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

[4]	The breakdown does not include amount generated from other services because it is negligible.
[5]	The breakdown does not include amount generated from other services because it is negligible.

Nine Months Ended September 30, 2020 Highlights

•	Net revenues was RMB4,913.7 million, a 316.5% year-over-year increase.

•	Net revenues of online K-12 increased 356.5% year-over-year to RMB4,262.2 million.

•	Gross billings was RMB5,861.6 million, a 229.4% year-over-year increase.

•	Gross billings of online K-12 increased 241.4% year-over-year to RMB5,080.1 million.

•	Paid course enrollments increased 229.6% year-over-year to 3,596 thousand.

•	Paid course enrollments of online K-12 increased 245.2% year-over-year to 3,290 thousand.

•	Net loss was RMB765.9 million, compared with the net income of RMB52.2 million in the same period of 2019.

•	Non-GAAP net loss was RMB600.1 million, compared with the non-GAAP net income of RMB89.1 million in the same period of 2019.

First Nine Months of 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Nine Months Ended September 30,
	2019	2020	Pct. Change
Net revenues	1,179,828	4,913,703	316.5%

K-12 courses	933,682	4,262,237	356.5%
Foreign language, professional and interest	228,146	638,026	179.7%
Gross billings	1,779,510	5,861,588	229.4%

K-12 courses	1,488,133	5,080,131	241.4%
Foreign language, professional and interest	264,184	774,259	193.1%
Paid course enrollments (In thousands)	1,091	3,596	229.6%

K-12 courses	953	3,290	245.2%
Foreign language, professional and interest	138	306	121.7%
Net income (loss)	52,167	(765,897)	NM
Non-GAAP net income (loss)	89,089	(600,130)	NM

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “We achieved another robust quarter, with net revenues hitting an all-time-high of RMB 1.966 billion, which is 3.5 times that of the same quarter of last year. These outstanding results speak to our continued focus of providing the highest quality services to our students and parents, our consistent training to frontline employees and our unwavering efforts to improve the operational efficiencies and organizational capabilities. In the face of competition and rising customer acquisition costs, we remain committed to pursuing effective traffic acquisition through high ROI channels, sticking to efficient sales and marketing spending, and executing an LTV-based effective growth strategy. In the meantime, we continued to invest extensively in our teaching staff, product design, content development and technology innovations, raise overall compensation for our tutors and attract more top-tier talents – we view all of this spending as an important investment for the long-term future. We recently integrated our K-12 business under our Gaotu Ketang brand to focus on delivering the educational products and services with the quality of a large class, the learning experience of a small class, and the feeling and educational results of one-on-one tutoring. Through Gaotu Ketang, we aim to further enhance our customer experience and implement our effective growth strategy. Regardless of the intense competition today, we still see vast potential in the online education industry and are fully prepared to explore all possibilities based on the solid foundation that we have built over the past years. We are looking forward to generating value and sharing the future of online education with you.”

Shannon Shen, CFO of GSX, added, “We achieved just shy of RMB 2 billion in net revenues in the third quarter of 2020, which squarely positions us as one of the top leaders in the online live large class service sector. Our core K-12 business grew to a remarkable 3.8 times compared with that of the same quarter of last year and remained a key driver of net revenues growth. Looking back over the past three years, ever since we have transitioned our business to focus exclusively on the online live large-class model, the scale of our enrollments has exploded and we have generated industry-leading operating margins. All of these achievements were made possible by our laser focus on the satisfaction of our students and parents, and constant improvement of organizational capabilities.”

“The summer vacation of 2020 was significantly shorter than usual as different provinces adopted various holiday schedules in response to the delayed middle school and high school entrance exams. As a result, our course cycles and recruitment pace were also affected. Nevertheless, we were still able to achieve strong growth in topline. In addition, throughout this summer, our student structure has grown sustainable, with the students of non-graduate grade significantly increased, which lays solid foundation for our future retentions.” Shannon noted.

Financial Results for the Third Quarter of 2020

Net Revenues

Net revenues reached RMB1,965.8 million, a 252.9% increase from RMB557.0 million in the third quarter of 2019. The increase was mainly driven by the growth in paid course enrollments for K-12 courses. The number of online K-12 paid course enrollments increased 140.5% year-over-year to 1,147 thousand, which was contributed by both first-time paid course enrollments and retention of existing students. The increase in first-time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts and the increase in retention was primarily driven by high teaching quality and optimized services that we provided.

Cost of Revenues

Cost of revenues rose 220.5% to RMB502.3 million from RMB156.7 million in the third quarter of 2019, mainly due to the increase in compensation for instructors and tutors, learning materials, rental expenses, as well as server and bandwidth costs.

Gross Profit

Gross profit increased 265.6% to RMB1,463.5 million from RMB400.3 million in the third quarter of 2019. Gross profit margin increased to 74.4% from 71.9% in the same period of 2019, primarily as a result of economies of scale.

Non-GAAP gross profit increased 265.1% to RMB1,481.4 million from RMB405.7 million in the same period of 2019. Non-GAAP gross profit margin increased to 75.4% from 72.8% in the same period of 2019.

Operating Expenses

Operating expenses were RMB2,453.7 million, increasing from RMB411.1 million in the third quarter of 2019.

Selling expenses increased to RMB2,055.8 million from RMB330.4 million in the third quarter of 2019. The increase was primarily a result of higher marketing expenses to expand the user base and enhance our brands, and an increase in compensation to sales and marketing staff.

Research and development expenses increased 286.0% to RMB220.4 million, from RMB57.1 million in the third quarter of 2019. The increase was primarily due to an increase in the number of course professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB177.4 million from RMB23.6 million in the third quarter of 2019. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel, an increase in compensation paid to general and administrative staff, and an increase in fees for investigation purpose.

Income (Loss) from Operations

Loss from operations was RMB990.1 million, compared with the loss from operations of RMB10.8 million in the third quarter of 2019. The increase was primarily due to higher investment in sales and marketing activities to extend volume growth and strengthen brand perception.

Non-GAAP6 loss from operations was RMB921.2 million, compared with the income from operations of RMB7.4 million in the third quarter of 2019.

Interest Income and Realized Gains from Investment

Aggregation of interest income and realized gains from investments this quarter, representing the income received from cash, cash equivalents, short-term and long-term wealth management investments, increased 253.8% to RMB18.4 million, from RMB5.2 million in the third quarter of 2019. This increase was primarily due to increase of cash, cash equivalents and short-term wealth management investments, as well as the realization of gains generated from short-term and long-term wealth management investments during this quarter.

Other Income

Other income increased to RMB49.9 million, from RMB1.5 million in the third quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the government, partially offset by the related cost, during the COVID-19 outbreak, which amounted to RMB51.5 million, net of other expenses of RMB1.6 million.

[6]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, exclude share-based compensation expenses.

Net Income (Loss)

Net loss was RMB932.5 million, compared with the net income of RMB1.9 million in the third quarter of 2019.

Non-GAAP net loss was RMB863.6 million, compared with the net income of RMB20.1 million in the third quarter of 2019.

Cash Flow

Net operating cash outflow for the third quarter of 2020 was RMB678.8 million. The outflow of net operating cash this quarter was primarily due to higher marketing expenses paid to improve our market share and brand awareness, an increase in compensation paid to fast-growing staff, and increased server and bandwidth expenses paid to support our rapid growth of students and daily operation activities.

An installment of RMB24.1 million of the Zhengzhou properties purchases, along with payments for other capital expenditures amounting to RMB99.1 million, were made during the period.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB3.91 and RMB3.91, respectively, in the third quarter of 2020.

Non-GAAP basic and diluted net loss per ADS, were RMB3.62 and RMB3.62, respectively, in the third quarter of 2020.

Share Outstanding

As of September 30, 2020, the Company had 158,960,025 ordinary shares outstanding.

Cash and Cash Equivalents, Short-term Investments and Long-term Investments

As of September 30, 2020, the Company had cash and cash equivalents, short-term investments and long-term investments of RMB2,130.8 million in the aggregate, compared with a total of RMB2,735.7 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2019.

Inventory

As of September 30, 2020, the Company’s inventory amounted to RMB50.0 million, compared with RMB8.8 million as of December 31, 2019. This increase was primarily resulting from the increase of learning materials to support the rapid growth of students.

Accrued expenses and other current liabilities

As of September 30, 2020, the Company’s accrued expenses and other current liabilities balance was RMB745.5 million, increasing from RMB228.8 million as of December 31, 2019. This increase was mainly resulting from the consideration of purchasing the Zhengzhou properties, as well as the increase of salary and welfare payables.

Deferred Revenue

As of September 30, 2020, the Company’s deferred revenue balance was RMB1,964.8 million, increasing 46.9% from RMB1,337.6 million as of December 31, 2019. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of September 30, 2020, other payables in non-current liabilities totaled RMB63.9 million, all of which were payables to purchase the Zhengzhou properties.

Recent Development

Independent Review Update and SEC Investigation

As previously disclosed, prior to the Company being contacted by the SEC regarding the SEC’s ongoing investigation, the Audit Committee of the Board of Directors of the Company had engaged third party professional advisers to conduct an internal independent review into the allegations in a number of short-seller reports about the Company. The independent review is ongoing. As of the date of this announcement, based on the agreed scope and procedures that the professional advisers have performed so far, the Company has not been advised of findings that the Company believes would have a material adverse financial impact on the Company’s reported financial performance. The professional advisers will report its findings and conclusions to the Audit Committee and the Company upon the conclusion of the review.

The Company is continuing its cooperation with the SEC and cannot predict the timing, outcome, or consequence of the SEC investigation.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2020 are expected to be between RMB2,076 million and RMB2,116 million, representing an increase of 122.0% to 126.3% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call on Friday, November 20, 2020, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 9334890

A telephone replay will be available two hours after the conclusion of the conference call through November 27, 2020. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10149617

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2020 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades through the brand Gaotuketang as well as foreign language, professional and interest courses through the brand Genshuixue. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.7896 to USD1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2020, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	73,967	187,796	27,659
Short-term investments	1,473,452	1,387,360	204,336
Inventory	8,822	49,956	7,358
Prepaid expenses and other current assets	252,660	448,286	66,025

Total current assets	1,808,901	2,073,398	305,378

Non-current assets
Operating lease right-of-use assets	264,909	725,038	106,787
Property, equipment and software, net	81,860	639,805	94,233
Land use rights, net	—	29,184	4,298
Long-term investments	1,188,286	555,651	81,839
Deferred tax assets	30,716	131,544	19,374
Rental deposit	18,719	44,234	6,515
Other non-current assets	1,141	1,640	242

Total ASSETS	3,394,532	4,200,494	618,666

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB188,975 and RMB455,410 as of December 31, 2019 and September 30, 2020, respectively)	228,753	745,455	109,795
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,331,962	1,958,579	288,468
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB59,982 and RMB104,174 as of December 31, 2019 and September 30, 2020, respectively)	59,982	126,872	18,686
Income tax payable of the consolidated VIE without recourse to the Group	16,093	—	—

Amounts due to related parties of the consolidated VIE without recourse to the Group	460	—	—

Total Current liabilities	1,637,250	2,830,906	416,949

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	5,674	6,206	914
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB194,228 and RMB475,651 as of December 31, 2019 and September 30, 2020, respectively)	194,228	577,796	85,100
Deferred tax liabilities of the consolidated VIE without recourse to the Group	25	73,499	10,825
Other payables	—	63,934	9,416

TOTAL LIABILITIES	1,837,177	3,552,341	523,204

SHAREHOLDERS’ EQUITY
Ordinary shares	106	106	16
Treasury stock, at cost	(86,739)	(206,804)	(30,459)
Additional paid-in capital	1,899,059	1,902,356	280,187
Accumulated other comprehensive income (loss)	17,829	(8,708)	(1,283)
Statutory reserve	6,921	6,921	1,019
Accumulated deficit	(279,821)	(1,045,718)	(154,018)

TOTAL SHAREHOLDERS’ EQUITY	1,557,355	648,153	95,462

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	3,394,532	4,200,494	618,666

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues:	556,994	1,965,809	289,532	1,179,828	4,913,703	723,710
Online K-12 Courses	459,105	1,757,180	258,805	933,682	4,262,237	627,760
Foreign language, professional and interest	90,521	203,469	29,968	228,146	638,026	93,971
Other services	7,368	5,160	759	18,000	13,440	1,979
Cost of revenues	(156,691)	(502,274)	(73,977)	(339,925)	(1,146,185)	(168,815)

Gross profit	400,303	1,463,535	215,555	839,903	3,767,518	554,895

Operating expenses
Selling expenses	(330,352)	(2,055,820)	(302,790)	(598,919)	(4,017,857)	(591,766)
Research and development expenses	(57,128)	(220,436)	(32,467)	(128,698)	(459,724)	(67,710)
General and administrative expenses	(23,638)	(177,395)	(26,127)	(64,148)	(348,895)	(51,387)

Total operating expenses	(411,118)	(2,453,651)	(361,384)	(791,765)	(4,826,476)	(710,863)

(Loss) Income from operations	(10,815)	(990,116)	(145,829)	48,138	(1,058,958)	(155,968)

Interest income	3,282	1,580	233	6,923	2,099	309
Realized gains from investments	1,903	16,831	2,479	3,368	53,069	7,816
Other income	1,463	49,884	7,347	2,087	199,537	29,388

(Loss) Income before provision for income tax and loss from equity method investments	(4,167)	(921,821)	(135,770)	60,516	(804,253)	(118,455)

Income tax benefits/(expenses)	5,471	(10,435)	(1,537)	(9,086)	40,093	5,905
Income (Loss) from equity method investments	598	(256)	(38)	737	(1,737)	(256)

Net income (Loss)	1,902	(932,512)	(137,345)	52,167	(765,897)	(112,806)

Less: Series A convertible redeemable preferred shares redemption value accretion	—	—	—	16,772	—	—
Less: Undistributed earnings allocated to the participating preferred shares	—	—	—	3,851	—	—

Net income (Loss) attributable to GSX Techedu Inc.’s ordinary shareholders	1,902	(932,512)	(137,345)	31,544	(765,897)	(112,806)

Net income (loss) per ordinary share
Basic	0.01	(5.87)	(0.86)	0.25	(4.82)	(0.71)
Diluted	0.01	(5.87)	(0.86)	0.23	(4.82)	(0.71)

Net income (loss) per ADS
Basic	0.01	(3.91)	(0.57)	0.17	(3.21)	(0.47)
Diluted	0.01	(3.91)	(0.57)	0.15	(3.21)	(0.47)

Weighted average shares used in net income per share
Basic	157,090,261	158,934,937	158,934,937	125,462,376	159,061,256	159,061,256
Diluted	166,702,637	158,934,937	158,934,937	134,511,454	159,061,256	159,061,256

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	556,994	1,965,809	289,532	1,179,828	4,913,703	723,710

Less: other revenues(1)	—	216	32	—	1,215	179
Add: VAT and surcharges	37,176	117,916	17,367	73,227	294,820	43,422
Add: ending deferred revenue	778,312	1,964,785	289,382	778,312	1,964,785	289,382
Add: ending refund liability	31,351	81,698	12,033	31,351	81,698	12,033
Less: beginning deferred revenue	503,655	1,961,103	288,839	272,041	1,337,636	197,012
Less: beginning refund liability	20,136	82,696	12,180	11,167	54,567	8,037

Gross billings (non-GAAP)	880,042	2,086,193	307,263	1,779,510	5,861,588	863,319

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Gross profit	400,303	1,463,535	215,555	839,903	3,767,518	554,895
Share-based compensation expense in cost of revenues	5,381	17,902	2,637	10,241	47,490	6,995

Non-GAAP gross profit	405,684	1,481,437	218,192	850,144	3,815,008	561,890

(Loss) Income from operations	(10,815)	(990,116)	(145,829)	48,138	(1,058,958)	(155,968)
Share-based compensation expenses	18,239	68,929	10,152	36,922	165,767	24,415

Non-GAAP income (loss) from operations	7,424	(921,187)	(135,677)	85,060	(893,191)	(131,553)

Net income (Loss)	1,902	(932,512)	(137,345)	52,167	(765,897)	(112,806)
Share-based compensation expenses	18,239	68,929	10,152	36,922	165,767	24,415

Non-GAAP net income (Loss)	20,141	(863,583)	(127,193)	89,089	(600,130)	(88,391)